UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Hastings Entertainment, Inc.
(Name of Subject Company and Filing Person)

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
418365102
(CUSIP Number of Class of Securities)

Dan Crow	Copies to:
Vice President, Chief Financial Officer	S Benton Cantey, Esq.
Hastings Entertainment, Inc.	Kelly Hart & Hallman LLP
3601 Plains Boulevard	201 Main Street, Suite 2500
Amarillo, Texas 79102	Fort Worth, Texas 76102
Telephone: (806) 677-1402	Telephone: (817) 878-3559
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$619,264.02*	$34.55**

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 418,530 shares of the issuer’s common stock and have an aggregate value of $619,264.02 as of June 8, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	3
ITEM 2. SUBJECT COMPANY INFORMATION	3
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	3
ITEM 4. TERMS OF THE TRANSACTION	4
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	4
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	4
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	4
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	5
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	5
ITEM 10. FINANCIAL STATEMENTS	5
ITEM 11. ADDITIONAL INFORMATION	5
ITEM 12. EXHIBITS	6
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3	7
SIGNATURE	8
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)
EXHIBIT 99.(A)(1)(F)
EXHIBIT 99.(A)(1)(G)
EXHIBIT 99.(A)(1)(H)
EXHIBIT 99.(A)(1)(I)

ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 15, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

Hastings Entertainment, Inc., a Texas corporation (the “Company” or “Hastings”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at Hastings Entertainment, Inc., 3601 Plains Boulevard, Amarillo, Texas 79102, and the telephone number at that address is (806) 351-2300.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees, subject to specified conditions, to exchange certain of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share of $5.00 or greater. Employees surrendering Eligible Stock Options will receive in exchange restricted stock units (the “Restricted Stock Units”) to be granted under the Hastings Entertainment, Inc. 2006 Incentive Stock Plan (the “2006 Plan”). One Restricted Stock Unit will be granted in exchange for every three Eligible Stock Options surrendered

The Company is making the offer to all employees who hold Eligible Stock Options and, as of the date the offer commences and the date the offer completed, are actively employed by the Company. These employees are collectively referred to as the “Eligible Employees.” To remain eligible to surrender Eligible Stock Options for exchange, and receive Restricted Stock Units, the Eligible Employees must be employed by the Company on the date the exchange offer commences and remain employed through the date the offer is completed. The Eligible Employee also must be eligible to participate in the 2006 Plan.

The actual number of shares of common stock subject to the Restricted Stock Units to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(H).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of Restricted Stock Units, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of Restricted Stock Units; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A-O, is incorporated herein by reference.

(b)	Purchases.

Non-executive members of the Company’s board of directors are not eligible to participate in the offer to exchange. The Company’s executive officers, including, without limitation, members of the Company’s board of directors that are also executive officers of the Company, are eligible to participate in the offer to exchange on the same terms available to eligible employees of the Company that are not executive officers. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. See also the Plans attached hereto as Exhibits (d)(1)—(d)(5).
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; Restricted Stock Units; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

Not applicable.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of Restricted Stock Units; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.
(b)	Other Material Information.

Not applicable.
ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 15, 2009

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Election Form Rejection Letter

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Notice of Withdrawal Rejection Letter

(a)(1)(F)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(G)	Form of Election Form Receipt Letter

(a)(1)(H)	Form of Notice of Withdrawal Receipt Letter

(a)(1)(I)	Employee Presentation Materials

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (filed with the Securities and Exchange Commission on April 21, 2009 (SEC File No. 000-24381) and incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 (filed with the Securities and Exchange Commission on June 2, 2009 (SEC File No. 000-24381) and incorporated herein by reference)

(a)(1)(L)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2009 (SEC File No. 000-24381 ) with respect to the Company’s 2009 annual shareholder’s meeting and incorporated herein by reference

(b)	Not applicable

(d)(1)	Hastings Entertainment, Inc. 2006 Incentive Stock Plan (filed as Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 12, 2006 (SEC File No. 000-24381) with respect to the Company’s 2006 annual shareholder’s meeting and incorporated herein by reference)

(d)(2)	Hastings Entertainment, Inc. 2002 Incentive Stock Plan (filed as Appendix C to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002 annual shareholder’s meeting and incorporated herein by reference)

(d)(3)	Hastings Entertainment, Inc. 2002 Stock Option Plan for Outside Directors (filed as Appendix B to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002

Exhibit No.	Document
annual shareholder’s meeting and incorporated herein by reference)

(d)(4)	Hastings Entertainment, Inc. 2002 Stock Grant Plan for Outside Directors (filed as Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 16, 2002 (SEC File No. 000-24381) with respect to the Company’s 2002 annual shareholder’s meeting and incorporated herein by reference)

(d)(5)	Hastings Entertainment, Inc. Amended 1996 Incentive Stock Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(6)	Hastings Entertainment, Inc. 1994 Stock Option Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1/A, dated May 19, 1998 and filed with the Securities and Exchange Commission on May 19, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(7)	Hastings Entertainment, Inc. 1991 Stock Option Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1/A, dated May 19, 1998 and filed with the Securities and Exchange Commission on May 19, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(8)	Hastings Entertainment, Inc. Associates’ 401(k) Plan and Trust (filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(d)(9)	Hastings Employee Stock Ownership Plan Trust Agreement (filed as an exhibit to the Company’s Registration Statement on Form S-1, dated March 18, 1998 and filed with the Securities and Exchange Commission on March 13, 1998 (File No. 333-47969) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 15, 2009

/s/ Dan Crow
Dan Crow
Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)